Filed by:

HighMark Funds Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934

Subject

Company:

North Track Funds, Inc.

Commission

North Track Funds, Inc.

File No.:

Investment Company Act of 1940

No. 811-4401

FOR IMMEDIATE RELEASE

HighMark Funds and North Track Funds Announce Transaction

San Francisco/Chicago – February 17, 2009 – The Board of Trustees of the HighMark Funds and the Board of Directors of the North Track Funds have approved reorganization agreements pursuant to which all of the funds in the North Track mutual fund family except for the Cash Reserve Fund and the Strategic Allocation Fund will, if the reorganizations are approved by the shareholders of the funds, transfer their assets and identified liabilities to certain funds in the HighMark Fund family. Shareholders of the affected North Track Funds would receive shares of the applicable HighMark Fund.

It is anticipated that the North Track Wisconsin Tax-Exempt Fund (PWTEX), North Track Equity Income Fund (NJPAX), North Track NYSE Arca Tech 100 Index Fund (PPTIX), and North Track Geneva Growth Fund (PNMAX) will be reorganized into newly-organized HighMark Funds to which HighMark Capital Management, Inc. will be investment adviser and administrator. The remaining four long-term funds currently offered by North Track are expected to be reorganized into existing HighMark Funds. Collectively, the assets in the transferring North Track Funds represented approximately $591 million on January 31, 2009.

Ziegler Capital Management, LLC, the current investment advisor for the North Track Funds, is expected to be retained as sub-advisor to the new HighMark Wisconsin Tax-Exempt Fund, HighMark Equity Income Fund and HighMark NYSE Arca Tech 100 Index Fund. Geneva Capital Management, Ltd., the current sub-advisor to the Geneva Growth Fund, is anticipated to continue to act as sub-advisor to the HighMark Geneva Growth Fund.

“We are pleased with our newly formed relationship with HighMark,” notes Ziegler’s Chief Executive Officer, Tom Paprocki. “Retail mutual fund operations and distribution is a highly specialized business, and it’s not our Firm’s core area of expertise. HighMark has an excellent reputation, substantial experience, scale and commitment to future growth in the retail mutual fund space – all good for the North Track shareholders.”

Earle Malm, President and CEO of HighMark Capital Management, Inc., says “We are excited about the potential addition of the North Track funds to the HighMark Funds family allowing us to provide additional investment options for our shareholders while enhancing HighMark Funds’ nationwide distribution capabilities. Additionally, we are pleased about the opportunity to add two additional money management firms to our already high-quality list of sub-advisory firms.”

To complete the dissolution of the North Track Funds, the Strategic Allocation (STRATA) Fund and Cash Reserve Funds will be liquidated.

The HighMark transaction is subject to several conditions, including the approval of the shareholders of the North Track Funds. If shareholders approve the reorganizations, it is expected that the reorganizations will be completed in June 2009.

For more information or questions regarding Ziegler, North Track Funds or this transaction, please contact Megan O’Kain at (214) 717-1572 or mokain@ziegler.com. For information on HighMark Funds, please contact Greg Knopf at (213) 236-5698, or greg.knopf@uboc.com.

About HighMark:

San Francisco-based HighMark Capital Management, Inc. (HCM), a registered investment adviser, is a wholly-owned subsidiary of Union Bank, N.A., with over $17 billion in assets under management for individual and institutional investors worldwide. HCM is also the adviser to the HighMark Funds, with 24 individual funds and over $8 billion in assets. HighMark Funds Distributors, Inc., an affiliate of PFPC Distributors, Inc., is the principal underwriter of HighMark Funds. HighMark Funds can be found on the Web at www.highmarkfunds.com.

About Ziegler:

The Ziegler Companies, Inc. (symbol: ZGCO) is primarily known as a growth-oriented, boutique investment banking and investment services firm with a primary focus in the healthcare, senior living, church, school and renewable energy sectors. Operations encompass capital markets (capital advisory services, bond underwriting, mortgage banking, institutional sales and trading) and wealth management, including asset management and investment services.

Nationally, Ziegler’s Capital Markets is ranked as one of the leading investment banking firms for not-for-profit healthcare and senior living providers, as well as religious institutions and schools.

Ziegler Wealth Management (retail brokerage) encompasses investment and consulting services for individuals, families, business owners and institutions nationwide.

Ziegler's alternative investing activities include raising and deploying capital through private investment funds with investment objectives related to the real estate, services and technology sectors of the healthcare and senior living industries.

Ziegler Capital Management, LLC provides institutional money management products and services as well as separate account management and mutual fund sub-advisory services.

A special meeting of the shareholders of each North Track Fund will be called and held for the purpose of seeking shareholder approval of the each proposed reorganization or liquidation, as the case may be. Stockholders of the STRATA Fund and Cash Reserve Fund will soon receive a Proxy Statement that will describe and seek their approval of the liquidation of each such Fund. Stockholders of the other North Track Funds will soon receive a Proxy Statement/Prospectus that will describe and seek their approval of the proposed reorganizations and explain the similarities and differences between each such North Track Fund and the applicable HighMark Fund. The stockholders of the North Track Funds are urged to read the Proxy Statements and Proxy Statement/Prospectus carefully when they receive it because they contain important information.

North Track Funds will provide Proxy Statements to shareholders of the STRATA Fund and Cash Reserve Fund free of charge. The North Track Funds will provide the Proxy Statement/Prospectus to shareholders of the other North Track Funds free of charge. North Track Fund stockholders may also obtain the Proxy Statements and Proxy Statement/Prospectus, and any other relevant documents, for free at the website of the Securities and Exchange Commission (www.sec.gov). North Track Fund

stockholders may also obtain the following documents of HighMark Funds free of charge by writing to HighMark Funds, c/o PNC Global Investment Servicing (U.S.) Inc., 760 Moore Road, King of Prussia, Pennsylvania 19406, or by telephoning toll free 1-800-433-6884: a Prospectus and a Statement of Additional Information each dated December 1, 2008, an Annual Report to Shareholders for the year ended July 31, 2008, and a Semi-Annual Report to Shareholders for the six-month period ended January 31, 2008. Shareholders may also obtain the following documents of the North Track Funds free of charge by writing to the Fund at 200 South Wacker Drive, Suite 2000 Chicago, Illinois 60606 or by calling 800-826-4600: a Statement of Additional Information relating to the Proxy Statement/Prospectus, a Prospectus and a Statement of Additional Information each dated March 1, 2008, and an Annual Report to Shareholders of the Fund for the year ended October 31, 2008.

North Track Funds, Inc., and its directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed liquidation of the STRATA Fund and Cash Reserve Fund. HighMark Funds and North Track Funds, Inc., and their respective trustees, directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed reorganizations. Information regarding HighMark Funds’ trustees and executive officers is contained in HighMark Funds’ Prospectus and Statement of Additional Information, each dated December 1, 2008, which are filed with the SEC. As of October 31, 2008, HighMark Funds believes that its trustees and executive officers beneficially owned less than 1% of outstanding shares of each of the HighMark Funds. Information regarding North Track Funds, Inc.’s directors and executive officers is contained in the Prospectus and Statement of Additional Information, each dated March 1, 2008, which are filed with the SEC. As of February 1, 2008, the officers and directors of North Track Funds, Inc., as a group owned less than 1% of the outstanding shares of each North Track Fund, and of each class of each such fund. A more complete description will be available in the Proxy Statements and Proxy Statement/Prospectus.

Mutual fund investing involves risk, including possible loss of principal. HighMark Funds Distributors, Inc., an affiliate of PFPC Distributors, Inc., is the principal underwriter of the HighMark Funds. HighMark Capital Management, Inc., a registered adviser, is a wholly owned subsidiary of Union Bank, N.A., and serves as investment advisor for HighMark Funds. Union Bank, N.A., a subsidiary of UnionBanCal Corporation, provides certain services to the Funds and is compensated for these services. NO BANK GUARANTEE, NOT FDIC INSURED, MAY LOSE VALUE. There is no guarantee that the Funds will meet their stated objectives.

Carefully consider the Funds' investment objectives, risk, and charges and expenses. This and other information can be found in the Funds' prospectus, which may be obtained by calling 1-800-433-6884 or by visiting www.highmarkfunds.com. Read the prospectus carefully before investing.

Prospective North Track Fund purchasers should consider the investment objectives, risks, charges and expenses carefully before investing. This and other important information regarding the North Track Funds can be found in the Prospectus, which can be obtained by calling 1-888-832-3863, or visiting www.NorthTrackFunds.com. Please read these documents carefully before investing.

NYSE Arca Tech 100SM is a service mark of the NYSE Group, Inc. (“NYSE”) and NYSE Arca, Inc. and has been licensed for use by the licensee. The NYSE Arca Tech 100 Index Fund is not endorsed or sold by NYSE or its affiliates. NYSE does not make any representation or warranty regarding the NYSE Arca Tech 100 Index Fund or the ability of the NYSE Arca Tech 100SM Index to track general stock market performance.

B.C. Ziegler and Co. Distributor, North Track Funds. Member FINRA & SIPC.